DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/6/2010

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
________________________________________________________________

7. SOLE VOTING POWER
548,308

8. SHARED VOTING POWER
20,870

9. SOLE DISPOSITIVE POWER
569,178
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
569,178

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

4.88%

14. TYPE OF REPORTING PERSON
IA
________________________________________________________________

Item 1. SECURITY AND ISSUER
This statement constitutes Amendment #12 to the schedule 13d filed July 15, 2008 Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on August 20, 2009, 11,657,223 shares were outstanding as of June 30, 2009.
The percentages set forth in item 5 was derived using such number.

a) BIGP and other accounts managed by Phillip Goldstein beneficially own an aggregate of 569,178 shares of MSY or 4.88% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) Since the last filing on 9/27/10 the following shares of MSY were sold:

Trade Date	        Quantity	Price
09/27/10		(13,825)	5.9601
09/28/10		(700)		5.9532
09/29/10		(29,693)	5.9247
09/30/10		(8,982)		5.9224
10/01/10		(21,254)	5.9503
10/01/10		(25,000)	5.9400
10/04/10		(800)		5.9613
10/05/10		(4,400)		5.9500
10/06/10		(19,188)	5.9623
10/07/10		(25,000)	5.9500
10/07/10		(100)		5.9700






d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

Item 6. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/8/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP